UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

ENIGMA SOFTWARE GROUP, INC.

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(TITLE OF CLASS OF SECURITIES)

293338109

(CUSIP Number)

Troy Flowers
Outcast, Inc.
2840 Hwy 95 Alt S#7
Silver Springs NV 89429

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP No. 293338109	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OUTCAST, INC. IRS EIN No. 020-3683356
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.69% - Based on the 4,601,266 shares of common stock outstanding as of June 30, 2007 according to the company’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007.

14		TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $.001 par value (“Common Stock”) of Enigma Software Group, Inc. (“Enigma” or the “Company”). The principal executive office of Enigma is located at 150 Southfield Avenue, Suite 1432, Stamford CT 06902.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is being filed by Outcast, Inc., a Nevada corporation (“Outcast”). Outast’s principal business is professional services, marketing and consulting. The principal business address of Outcast is 2480 Hwy 95 Alt S#7, Silver Springs NV 89429.

The following information concerning the executive officers, directors and controlling persons of Outcast is set forth on Exhibit 99.1 attached hereto, which is incorporated herein by reference:

(i)	name
(ii)	residence or business address
(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, to the best knowledge of the person filing this Schedule 13D, none of Outcast or any of the individuals listed on Exhibit 99.1 have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

During the last five years, to the best knowledge of the person filing this Schedule 13D, non of Outcast or any of the individuals listed on Exhibit 99.1 have been a party to any civil proceeding of a judicial administrative body of competent jurisdiction, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the person filing this Scheduled 13D, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described under Item 4 below, pursuant to a consulting agreement dated June 7, 2007 (the “Consulting Agreement”), Outcast, Inc. acquired all of the shares it owns in return for services to be provided in accordance with the Consulting Agreement.

ITEM 4.	PURPOSE OF TRANSACTION.

(a)-(j)

Consulting Agreement

On ________, 2007, under a Consulting Agreement, Outcast acquired the shares it owns in return for the services to be provided in accordance with the Consulting agreement. Except as set forth in this Schedule 13D, none of Outcast or, to the best knowledge of the person filing this Schedule 13D, any of the individuals listed on Exhibit 99.1, have a present plan or proposal that relates to or would result in any of the actions or charges specified in clauses (a)-(j) of Item 4 of the General Instructions to Schedule 13D. However, each of Outcast and the individuals listed on Exhibit 99.1 reserves the right to propose or participated in future transactions which may result in one or more of such actions or changes.

Items 6(a) through (d) below are incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Outcast, Inc. has sole voting power in 400,000 shares of Common Stock of this it also has sole dispositive power.

(c) Outcast has not engaged in any transactions in shares of Common Stock during the past 60 days.
(d) N/A
(e) N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Consulting Agreement. On June 7, 2007, Outcast and Enigma entered into a Consulting Agreement providing for the issuance of restricted common stock as described in Item 3 above (which description in Item 3 is incorporated herein by reference).

Except as may be otherwise described herein, to the best knowledge of the person filing this Schedule 13D, none of the individuals listed on Exhibit 99.1 are parties to any contract, arrangement, understandings or relationship with Outcast, any other individual listed on Exhibit 99.1 or any other person with respect to any securities of the company.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit No.	Title of Exhibit
10.1	Consulting Agreement

99.1	Executive Officers, Directors & Controlling Persons of Outcast

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

OUTCAST, INC.

Date: August 24, 2007	By:	/s/ Troy Flowers

Name: Troy Flowers Title: Chairman and CEO